UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Vector Intersect Security Acquisition Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

92241V107
(CUSIP Number)

September 24, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1 (b)
☒  Rule 13d-1 (c)
☐  Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 92241V107	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stanford Financial Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Antigua and Barbuda W.I.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 520,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 520,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.55%
12	TYPE OF REPORTING PERSON* CO

(1) Does not include warrants to purchase 498,230 shares of the issuer’s common stock which will only become exercisable upon the completion by the issuer of a business combination.

CUSIP No. 92241V107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Vector Intersect Security Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

65 Challenger Road Ridgefield Park, NJ 07660

Item 2.

(a)	Name of Person Filing: Stamford Financial Group Ltd.

(b)	Address of Principal Business Office or if none, Residence: No. 11 Pavilion Drive, St. John's, Antigua - Barbuda, West Indies

(c)	Citizenship: Antigua and Barbuda W.I.

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 92241V107

Item 3.            Not Applicable

Item 4.            Ownership.

(a)	Amount Beneficially Owned: 520,000 (Does not include warrants to purchase 498,230 shares of the issuer’s common stock which will only become exercisable upon the completion by the issuer of a business combination.)

(b)	Percent of Class: 5.55%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 520,000(1)

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 520,000(1)

(iv)	shared power to dispose or to direct the disposition of: 0

James M. Davis has voting and dispositive power over the shares of the issuer’s common stock owned by Stanford Financial Group.

(1) Does not include warrants to purchase 498,230 shares of the issuer’s common stock which will only become exercisable upon the completion by the issuer of a business combination.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

CUSIP No. 92241V107	13G	Page 4 of 5 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92241V107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2008

STANFORD FINANCIAL GROUP LTD.

By:	/s/ James M. Davis
Name: James M. Davis
Title: Chief Financial Officer